Jordan K. Thomsen Vice President & Corporate Counsel The Prudential Insurance Company of America 3 Gateway Plaza, 3rd Floor Newark, NJ 07102 (973) 802-4193 February 3, 2021

Mr. Ruairi Regan
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C. 20549

Re: PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT, PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT, & PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
Post-Effective Amendments Nos. 4 on Form S-1
Response to Staff Comments provided on January 21, 2021
File Nos. 333-223075, 333-223076, & 333-223077

Dear Mr. Regan:

The Prudential Insurance Company of America, Pruco Life Insurance Company of New Jersey and Pruco Life Insurance Company (collectively “Prudential”) respond in this letter to the comment provided by the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) by letter dated January 21, 2021. The comment letter was received with respect to File No. 333-223075, but the comment relates to all three filings listed above and therefore this response letter is filed in each of the three file numbers listed above.

Set forth below is the Staff comment followed by our response.

Comment 1:
We note that in your response to comment 2 [in the comment response letter dated January 12, 2021] you indicate that the contracts specifically refer to the right to make changes to the separate accounts or include language about the right to substitute, but in each case that language appears to provide that you would only make such changes or substitutions with the consent of the SEC. Given the SEC is not providing a consent to these changes or substitutions, please explain how you propose to make such changes or substitutions consistent with the terms of the contracts.

Response 1:
Prudential recognizes and agrees that it is not seeking consent of the SEC to liquidate the Real Property Account and reallocate contract owners’ interests to the AST Cohen & Steers Realty Portfolio. In our view, the contracts require the consent of the SEC only when that consent is required by law, which is not the case here. Since SEC consent in this instance is neither sought nor received, Prudential will include additional disclosure in the supplement. The Commission Legend, per Item 501(b)(7) of Regulation S-K, will be prominently placed on the first page of the supplement. A second statement will be added to the “Transfer Considerations” section. It will read:

The Commission has neither approved nor disapproved of the transaction referred to in this supplement, including but not limited to the liquidation of the Real Property Account and the default reallocation of assets to the AST Cohen & Steers Realty Portfolio.

We would greatly appreciate the Staff’s effort in resolving this comment as soon as possible.

Respectfully yours,

/s/ Jordan K. Thomsen
Jordan K. Thomsen
The Prudential Insurance Company of America

Cc: Christopher E. Palmer, Esq.